                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*



                       Manufactured Home Communities, Inc.
         ----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
         ---------------------------------------------------------------
                         (Title of Class of Securities)
                                   564682 10 2
         -----------------------------------------------------------------
                                 (CUSIP Number)

     Cathleen A. Bacich, General Motors Investment Management Corporation,
                      767 Fifth Avenue, New York, NY 10153
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 1, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------                                                        --------------------
CUSIP No. 564682 10 2                      13D                                 PAGE 2 OF 17 PAGES
          -----------
-----------------------                                                        --------------------

---------- ------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           General Motors Employes Global Group Pension Trust
---------- ------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                               (a)
                                                                                                               (b)
---------- ------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           00

---------- ------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------- ------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION)

           NEW YORK
-----------------------------------------------------------------------------------------------------------------------------------




------------------- -------- ------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES        7   SOLE VOTING POWER
   BENEFICIALLY               -0-
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    -------- ------------------------------------------------------------------------------------------------------
                         8   SHARED VOTING POWER

                             2,271,198

                    -------- ------------------------------------------------------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             -0-

                    -------- ------------------------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             2,271,198


---------- ------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,271,198
---------- ------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- ------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.2%
---------- ------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           EP

===================================================================================================================================




------------------------                                                        ---------------------
CUSIP No. 564682 10 2                             13D                           PAGE 3 OF 17 PAGES
          -----------
------------------------                                                        ---------------------

---------- ------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           General Motors Investment Management Corporation

---------- ------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                               (a)
                                                                                                               (b)
---------- ------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           N/A

---------- ------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------- ------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION)

           Delaware
-----------------------------------------------------------------------------------------------------------------------------------




------------------- -------- ------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES        7   SOLE VOTING POWER
   BENEFICIALLY              -0-
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    -------- ------------------------------------------------------------------------------------------------------
                         8   SHARED VOTING POWER

                             2,271,198

                    -------- ------------------------------------------------------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             -0-

                    -------- ------------------------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             2,271,198
-----------------------------------------------------------------------------------------------------------------------------------



---------- ------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,271,198
---------- ------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- ------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.2%
---------- ------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           IA, CO
===================================================================================================================================


                                                             Page 4 of 17 Pages

          The Schedule 13D previously filed by the General Motors Hourly-Rate Employes Pension Trust (the "Hourly Trust"), the General Motors Salaried Employes Pension Trust (the "Salaried Trust") and General Motors Investment Management Corporation (collectively, the "Original Reporting Persons") with respect to the common stock, par value $.01 per share, of Manufactured Home Communities, Inc. (the "Original Statement") is hereby amended and supplemented as follows (capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Statement):

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Item 2 of the Original Statement is hereby amended as follows:

          (a)-(c), (f) This statement is filed by General Motors Employes Global Group Pension Trust (the "Trust Fund"), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain retirement plans of General Motors Corporation ("GM") and its subsidiaries and a former GM affiliate and its subsidiaries (the "Plans"); General Motors Investment Management Corporation, a Delaware corporation ("GMIMCo"), for itself and with respect to the former Pension Investment Committee of GM (the "PIC"); the Hourly Trust and the Salaried Trust. The Trust Fund and GMIMCo (acting for itself) are referred to herein as the "Reporting Persons". The business address of the Trust Fund is c/o State Street Bank & Trust Company, One Enterprise Drive, North Quincy, Massachusetts 02171. The business address of GMIMCo is (and of the former PIC was) 767 Fifth Avenue, New York, New York 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 300 Renaissance Center, Detroit, Michigan 48265-3000.

          The assets of the Trust Fund, including the Company's Shares described herein, are held by State Street Bank & Trust Company, acting as trustee (the "Trustee"). A portion of the assets of the Hourly Trust and the Salaried Trust (including all of the Shares) were transferred from each such trust to the Trust Fund as of January 1, 1999. Under the trust agreement appointing the Trustee, the Trustee may act for the Trust Fund with respect to the Shares only pursuant to direction as described in the next sentence. The Trustee may vote and dispose of the Shares held by the Trust Fund only pursuant to the direction of GMIMCo personnel. Because the Trustee is without authority to vote or direct the voting of the Shares or to dispose or direct the disposition of such Shares, except as so directed, it disclaims beneficial ownership of the Shares and no information regarding the Trustee is contained in this Amendment No. 1.

          The principal business of GMIMCo, a wholly-owned subsidiary of GM, is to oversee and supervise the management of, and to provide investment advice and investment management services with respect to, the assets of certain employee benefit plans of GM and its subsidiaries and former affiliates, as well as to provide investment advice and investment management services with respect to the assets of certain subsidiaries of GM and associated entities.

                                                             Page 5 of 17 Pages

          Prior to its dissolution on November 7, 1994, the PIC was a committee established by and whose members were appointed by the Finance Committee of the Board of Directors of GM, acting in its capacity as a named fiduciary with respect to the Plans under the Employment Retirement Income Security Act of 1974, as amended. The PIC was comprised of eight officers of GM or its subsidiaries. The primary responsibility of the PIC was to oversee and supervise the management of the assets of the Plans.

          The beneficiaries of the Trust Fund are certain trusts established under the Plans. These trusts and other trusts established under the Plans invest in a variety of investment media, including privately placed and publicly traded securities. Such investments could include the Shares and/or other securities of the Company in addition to those referred to in this Amendment No. 1 (the "Additional Securities"). The investment and voting decisions regarding any Additional Securities of the Company which might be owned by such trusts are made by unrelated investment managers, who, in so acting, act independently of the Reporting Persons. None of the Reporting Persons has or shares voting power or investment power over any Additional Securities of the Company which might be held by such trusts under the Plans. No information regarding any such holdings by such trusts under the Plans is contained in this Amendment 1.

          Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GMIMCo and GM: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted, and (iv) citizenship.

          (d)-(e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          OR OTHER CONSIDERATION
          ----------------------

          Item 3 of the Original Statement is hereby supplemented as follows:

          The Hourly Trust and the Salaried Trust purchased 100,000 Shares (in the aggregate) directly from the Company on September 29, 1993 in connection with the closing of a public offering by the Company. The foregoing purchase is described in more detail in the Company's registration on Form S-3 (File No. 33-67750).

          The Company effected a 2 for 1 stock split on April 22, 1994.

                                                             Page 6 of 17 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Item 5(a)-(d) of the Original Statement is hereby supplemented as follows:

          (a)-(b) As of the date of this Statement, the General Motors Employes Global Group Pension Trust, by virtue of its beneficial ownership of 2,271,198 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3")) such 2,271,198 Shares, representing approximately 10.2% of the issued and outstanding Shares as of March 31, 2000. As of the date of this Statement, GMIMCo, by virtue of the power of its personnel to direct the Trustee as to the voting and disposition of the Shares held by the Trust Fund may be deemed to own beneficially (as that term is defined in Rule 13d-3) all 2,271,198 Shares the Trust Fund holds, as set forth above, representing approximately 10.2% of the issued and outstanding Shares as of March 31, 2000. Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3) any Shares.

          (c) Except as set forth in Item 3 and subparagraphs (a) and (b) of this Item 5, none of the Reporting Persons, nor to the best of its knowledge, GM or any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

          (d) The Finance Committee of the Board of Directors of GM and GMIMCo have the authority to direct the Trustee to make payments from the Trust Fund (which may include dividends from or proceeds from the sale of the Shares held by the Trust Fund) to other trusts under the Plans and to other persons.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------

          Exhibit 99.1 - Joint Filing Agreement pursuant to Rule 13d-1(k)
                         under the Act.

                                                             Page 7 of 17 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2000


                             GENERAL MOTORS EMPLOYES GLOBAL GROUP
                             PENSION TRUST


                             By: State Street Bank and Trust Company, solely in its capacity as trustee for the General Motors Employes Global Group Pension Trust (as directed by General Motors Investment Management Corporation) and not in its individual capacity


                                   /S/ Michael Connors
                                   --------------------------------------------
                                   Name:  Michael Connors
                                   Title: Assistant Vice President

                                                             Page 8 of 17 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2000



                                    GENERAL MOTORS INVESTMENT
                                    MANAGEMENT CORPORATION (for itself
                                    and with respect to the former
                                    Pension Investment Committee of
                                    General Motors Corporation)

                                           /S/ Thomas E. Dobrowski
                                          -------------------------------------
                                    Name:    Thomas E. Dobrowski
                                    Title:   Managing Director, Real Estate
                                             & Alternative Investments

                                                             Page 9 of 17 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2000


                                        GENERAL MOTORS EMPLOYEES GLOBAL GROUP
                                        PENSION TRUST



                                        GENERAL MOTORS SALARIED EMPLOYES
                                        PENSION TRUST



                                        GENERAL MOTORS HOURLY-RATE EMPLOYES
                                        PENSION TRUST




                                        By: State Street Bank and Trust
                                            Company, solely in its
                                            capacity as trustee for each
                                            of the foregoing trusts (in
                                            each case, as directed by
                                            General Motors Investment
                                            Management Corporation) and not in
                                            its individual capacity


                                        /S/ Michael Connors
                                        ---------------------------------------
                                        Name:    Michael Connors
                                        Title:   Assistant Vice President

                                                           Page 10 of 17 Pages



                           GENERAL MOTORS HOURLY RATE EMPLOYES
                           PENSION TRUST


                           /S/ Michael Connors
                           ----------------------------------------------------
                           Name:  Michael Connors
                           Title: Assistant Vice President

                           State Street Bank and Trust
                           Company, solely in its capacity as
                           trustee for each of the foregoing
                           trusts (in each case, as directed
                           by General Motors Investment
                           Management Corporation) and not in
                           its individual capacity


                           GENERAL MOTORS INVESTMENT MANAGEMENT
                           CORPORATION
                           (for itself and with respect to the former Pension Investment Committee of General Motors Corporation)



                           /S/ Thomas E. Dobrowski
                           ----------------------------------------------------
                           Name:   Thomas E. Dobrowski
                           Title:  Managing Director, Real Estate
                                   & Alternative Investments

                                                           Page 11 of 17 Pages

                                   APPENDIX A
                                   ----------

                         DIRECTORS AND EXECUTIVE OFFICES
                         -------------------------------


          The following information is provided for the persons listed below:
(a) name, (b) business address, (c) principal occupation or employment and the name, principal business and address of any such corporation or organization in which such employment is conducted, and (d) citizenship.

                       DIRECTORS AND EXECUTIVE OFFICERS OF
           GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION ("GMIMCO")
           -----------------------------------------------------------


(a) W. ALLEN REED - (Member of the Board of Directors and President and Chief Executive Officer of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) President and Chief Executive Officer of GMIMCo (an investment adviser to and manager of certain employee benefit plans of GM, its affiliates and former affiliates) and Vice President and Chief Investment Funds Officer of GM; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) THOMAS E. DOBROWSKI - (Member of the Board of Directors and Managing Director, Real Estate and Alternative Investment of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, Real Estate and Alternative Investments of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) MARGARET E. EISEN - (Member of the Board of Directors and Managing Director, North American Equities of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, North American Equities of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.

                                                           Page 12 of 17 Pages

(a) CHARLES G. FROLAND - (Managing Director, Private Market Investments of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, Private Market Investment of GMIMCo, 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) DAVID F. HOLSTEIN - (Member of the Board of Directors and Managing Director, International Investments of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, International Investments of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) TONY KAO - (Member of the Board of Directors and Managing Director, North American Fixed Income of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, North American Fixed Income of GMIMCo, 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) MICHAEL E. KLEHM - (Member of the Board of Directors, Chief Operating Officer of GMIMCo).


(b)    767 Fifth Avenue, New York, New York 10153.

(c)    Chief Operating Officer of GMIMCo; 767 Fifth Avenue, New York, New York
       10153.

(d)    United States of America.

                                                            Page 13 of 17 Pages

(a) ROBERT CHARLES TSCHAMPION - (Member of the Board of Directors and Managing Director, Investment Strategy and Asset Allocation of GMIMCo).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, Investment Strategy and Asset Allocation of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.


(a) B. JACK MILLER - (Member of the Board of Directors and Vice President, Business Development).

(b)    767 Fifth Avenue, New York, New York 10153.

(c) Vice President, Business Development of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)    United States of America.

                                                            Page 14 of 17 Pages

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF GENERAL MOTORS CORPORATION ("GM")
                      ------------------------------------

(a)    PERCY BARNEVIK - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman, ABB Ltd. (electric power generation, transmission, and distribution); Affolternstrasse 44, Box 8131, CH-8050 Zurich, Switzerland.

(d)    United States of America.


(a)    JOHN H. BRYAN - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman and Chief Executive Officer, Sara Lee Corp. (manufacturing prepackaged bakery, meat items, household cleaners, hosiery products); Three First National Plaza, Chicago, Illinois 60602.

(d)    United States of America.


(a)    THOMAS E. EVERHART - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) President Emeritus and Professor of Electrical Engineering and Applied Physics, California Institute of Technology (a university); 1201 East California Boulevard, Pasadena, California 91125.

(d)    United States of America.


(a)    GEORGE M. C. FISHER - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(a) Chairman, Eastman Kodak Company (imaging products and services); 343 State Street, Rochester, New York 14550.

(b)    United States of America.

                                                            Page 15 of 17 Pages

(a)    NOBUYUKI IDEI - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000

(c) President and Chief Executive Officer, Sony Corporation (electronic equipment, instruments and devices); 6-7-35 Kitashinagawa, Shinagawa, Tokyo, 141-0001 Japan.

(d)    United States of America.


(a)    KAREN KATEN - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) President of U.S. Pharmaceuticals, Pfizer Inc., New York, NY and Executive Vice President of global Pfizer Pharmaceuticals Group (a pharmaceuticals company); 235 East 42nd Street, New York, NY 10017

(d)    United States of America.


(a) J. MICHAEL LOSH -- (Executive Vice President and Chief Financial Officer of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Executive Vice President and Chief Financial Officer of GM, 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(d)    United States of America.

(a)    J. WILLARD MARRIOTT, JR. - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman of the Board of Directors and Chief Executive Officer, Marriott International, Inc. (a hotel operator); One Marriott Drive,
       Washington, D.C. 20058.

(d)    United States of America.

                                                            Page 16 of 17 Pages

(a)    HARRY J. PEARCE - (Vice Chairman of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Vice Chairman of GM; 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(d)    United States of America.


(a)    ECKHARD PFEIFFER - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman, Intershop Communications, AG/Inc. (electronic commerce software); 600 Townsend Street, Suite 500, San Francisco, California 94103.

(d)    United States of America.


(a)    JOHN F. SMITH, JR. - (Member of the Board of Directors and Chairman of
       GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman of GM; 300 Renaissance Center, P.O. Box 300 Detroit, Michigan 48265-3000.

(d)    United States Of America.


(a)    G. RICHARD WAGONER, JR. - (Chief Executive Officer and President of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chief Executive Officer and President of GM; 300, Detroit, Michigan 48265-3000.

(d)    United States of America.

                                                           Page 17 of 17 Pages

(a)    LLOYD D. WARD - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Chairman and Chief Executive Officer, Maytag Corporation (home and commercial appliances); 403 West Fourth Street North, Newton, Iowa 50208.

(d)    United States of America.


(a)    DENNIS WEATHERSTONE - (Member of the Board of Directors of GM).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Retired Chairman and Chief Executive Officer of J.P. Morgan & Company, Inc. (a bank holding company); 60 Wall Street, New York, New York 10260.

(d)    United States of America.


(a) RONALD L. ZARELLA - (Executive Vice President and President, GM North America).

(b)    300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(c) Executive Vice President and President, GM North America, 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.

(d)    United States of America.